UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549s

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2024 (Report No. 2)

Commission file number: 001-41260

Maris-Tech Ltd.

(Translation of registrant’s name into English)

2 Yitzhak Modai Street

Rehovot, Israel 7608804

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

On August 12, 2024, Maris-Tech Ltd. (the “Registrant”) issued a press release titled “Maris-Tech Ltd. Announces Preliminary Gross Revenues for the First Half of 2024 of Approximately $3,000,000-$3,400,000” (the “Press Release”), a copy of which is filed as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Report”).

The first, second and fourth paragraphs and the section titled “Forward-Looking Statement Disclaimer” in the Press Release are  incorporated by reference into the Registrant’s Registration Statements on Form S-8 (Registration No. 333-262910 and 333-274826) and Registration Statement on Form F-3 (Registration No. 333-270330), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
99.1	Press release dated August 12, 2024, titled “Maris-Tech Ltd. Announces Preliminary Gross Revenues for the First Half of 2024 of Approximately $3,000,000-$3,400,000”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Maris-Tech Ltd.

Date: August 12, 2024	By:	/s/ Nir Bussy
Nir Bussy
Chief Financial Officer

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